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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a series of slides relating to the Merger that are being presented and discussed in greater detail during meetings between representatives of HP and HP investors.

                         [HEWLETT/COMPAQ LOGO]

                   BUILDING TOMORROW'S LEADER TODAY

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies and other financial benefits and projections, accretion, timing of closing, industry ranking, cost models, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies or other projected financial benefits; other risks that are described from time to time in HP's Securities and Exchange Commission reports, (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports); and other risks that are described from time to time in Compaq's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended December 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's and Compaq's results could differ materially from HP's and Compaq's expectations in these statements. HP and Compaq assume no obligation and do not intend to update these forward-looking statements.

THREE REASONS FOR DOING THE DEAL



o accelerates current strategy

  o strengthens all four existing businesses

o creates stronger, more balanced operating model

o creates shareholder value through synergies and growth opportunities

1. ACCELERATING A COMMON STRATEGY

CUSTOMER REQUIREMENTS CHANGING

now looking for:

o flexibility, choice

o standards-based components

o better value, faster ROI

o solutions plus services

o fewer, more strategic partners

o variable costs with utility computing

ENABLING TRANSFORMATION

o enabling e-services

o enabling intelligent, connected devices and environments

o enabling always-on internet infrastructure

LEADERSHIP AND BALANCE ACROSS FOUR BUSINESS SEGMENTS

                           ESTIMATED COMBINED
                     REVENUES, TRAILING FOUR QUARTERS             REVENUE RANK*
                     --------------------------------             -------------
IT infrastructure                  $23b                                1
access devices                     $29                                 1
printing & imaging                 $20                                 1
services                           $15                                 3

* based on year 2000 data; source: IDC, company data

IT INFRASTRUCTURE: STRENGTHENED

o #1 in combined servers

  - high-end fault tolerant

  - data center servers

  - industry-standard servers

o #3 in storage

  - hp strength in the high-end

  - compaq leadership in mid-range SANs

o software

  - greater opportunity for openview

IT INFRASTRUCTURE: STRENGTHENED

o business partnerships significantly enhanced

  - intel, microsoft, oracle

  - isv and si relationships

o positive reception from customers

  - open, industry-standard alternative to ibm

  - new hp will get the opportunity to bid on virtually every deal

o sales force energized

  - industry-leading solutions

  - the deal doubles "feet on the street"

IT SERVICES: BREAKING INTO THE TOP TIER

o third largest worldwide

o profitable and growing

  - $350M in annuity operating profit/qtr

o substantial resources

  - approximately 15,000 consultants

  - approximately 10,000 outsourcing

  - approximately 40,000 support

o global services delivery

o opens doors for new business

o strong in mission-critical, industry standards, key verticals

o deep partnerships

ACCESS DEVICES: LEADERSHIP POSITION

o industry consolidating

o next-generation distribution model will require broad market coverage

  - compaq direct distribution model complements both companies' strengths in indirect channels

o improved cost structure

  - hp outsourced manufacturing model

o commercial & consumer leadership

o innovation: creation of new categories

  - ipaq leadership

o focus on ROIC

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IMAGING AND PRINTING: THE PREEMINENT FRANCHISE

o massive installed base

o leadership across commercial and consumer markets

o high-margin, recurring revenue

o expanding into adjacent markets

  - commercial printing

  - digital imaging

o strong patent portfolio

o largely unaffected operationally by the merger

2. CREATES STRONGER, MORE BALANCED OPERATING MODEL

o revenue synergies through improved product depth and geographic breadth

o improved cost structure designed for the emerging open systems environment

o balanced profitability across business segments

o projecting approximately $1.5 billion in free cash flow per quarter

o strong balance sheet

A MORE BALANCED REVENUE MIX


* All data based on estimated trailing four quarters. Source: SEC filings, press releases, and company estimates.


                                        HP              COMPAQ           COMBINED
                                        --              ------           --------
imaging & printing.............        41%                                  22%
access.........................        21%                48%               33%
enterprise.....................        19%                34%               26%
services.......................        19%                18%               19%
total..........................    $47 billion        $40 billion       $87 billion

MORE BALANCED PROFIT CONTRIBUTION ACROSS FOUR BUSINESS SEGMENTS

                         PROJECTED, NORMALIZED                    OPERATING MARGIN
                             MARKET GROWTH                             TARGET
                         ---------------------                    ----------------
IT infrastructure.......         10%                                    8-10%
access devices..........          5%                                    3-5%
printing & imaging......         10%                                   10-12%
services................         15%                                    8-10%

OPERATING MODEL

                              TRAILING FOUR
                              QTRS COMBINED*                     LONG-TERM TARGET              COMMENTS
                              --------------                     ----------------              --------
                                                                                           at/above industry
REVENUE GROWTH                                                                             growth by segment

                                                                  AS % OF SALES
gross margin                      24.9%                              25-27%                mix, utilization, synergies

operating expenses                20.1%                              15-17%                reflects synergies

operating margin                   4.8%                               8-10%

net margin                         4.1%                               6-7%                 reflects blended tax rate

* based on trailing four quarters ended july 01 for HP and june 01 for Compaq; excludes one-time charges

A STRONG BALANCE SHEET

BALANCE SHEET                           HP/COMPAQ COMBINED*
-------------                           -------------------
cash & equivalents......................     $7,069
total debt..............................      7,607
book equity.............................     25,611
market capitalization...................     66,648

RATIOS
total debt/book equity..................       29.7%
total debt/market capitalization........       11.4%

* based on HP's July 01 quarter and Compaq's June 01 quarter

ASSET MANAGEMENT

o combination expected to reduce asset intensity

  - lower fixed asset requirements through synergies (e.g. land and building consolidation)

  - lower inventory requirements due to expected increase in direct distribution

  - lower fixed asset requirements due to planned increase in outsourced manufacturing

3. CREATES VALUE FOR SHAREOWNERS THROUGH COST AND REVENUE SYNERGIES

VALUE DRIVERS:

o scale

o $2.5b in expected annual cost synergies

o substantial accretion to pro forma eps expected in first full fiscal year

o strengthens direct and channel models

o management depth

GROWTH DRIVERS:

o strongest solutions capability

o product leadership and market strength

o partner of choice

o brand

o services, storage and software

o imaging and printing

SUMMARY OF EXPECTED COST SYNERGIES

CATEGORY                      EBIT IMPACT
--------                      -----------
                               (RUN-RATE
                               IN Q2 FY04)
admin/IT....................       $625
cost of goods and services..       $600
sales.......................       $475
r&d.........................       $425
indirect purchasing.........       $250
marketing...................       $125
                                 ------
total                            $2,500

workforce reduction by approximately 15,000 employees

               source: company estimates

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EXPECTED SYNERGY TIMETABLE

o fy2002* - $390 million

o fy2003  - $2.0 billion

o fy2004  - $2.4 billion

* partial year

  source: company estimates

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INTEGRATION: WHY WILL THIS MERGER BE DIFFERENT?

o combines like businesses

  - extension of hp's four existing business segments

  - clear product fit and migration strategies

  - substantial synergies

o at the core of the strategy

  - great motivation to make it successful

  - dedicated, experienced integration team, full management attention

o solid experience base

  - agilent spin was highly complex and successful

  - capellas turned DEC and tandem integration around

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REGULATORY TIMING


o transaction expected to close in 1h02

  - HSR filed on 9/25

  - informal discussions with the EU have been constructive

  - S-4 including joint proxy and prospectus to be filed asap

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THE NEW HP: BUILDING TOMORROW'S LEADER TODAY

o accelerates current strategy

  - leadership across markets

  - leadership across products

o creates stronger, more balanced operating model

o creates shareholder value with synergies

  - $2.5 billion in expected annual cost synergies

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                                   [HP LOGO]




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Additional Information about the Merger and Where to Find It

     HP and Compaq intend to file with the SEC a joint proxy statement/ prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

                                   * * * * *